Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE
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LAKE SHORE GOLD ANNOUNCES DETAILS OF SECOND QUARTER 2013 CONFERENCE CALL
AND WEBCAST

TORONTO, ONTARIO-- (Marketwire – July 29, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company plans to release its second quarter 2013 financial results following the market close on Monday, August 12, 2013. The Company will then host a conference call and webcast to review the results on Tuesday, August 13, 2013 at 10:00 am EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2216 or 866-226-1792
Replay number: 905-694-9451 or 800-408-3053
Re-dial ID: 8256094
Available until: 11:59 pm (August 20, 2013)

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com